Filed pursuant to Rule 433

Registration No. 333-128019

Pricing Information

Microvision, Inc.

Issuer:	Microvision, Inc.

Common Stock Nasdaq National Market Symbol:	MVIS.

Warrant Nasdaq National Market Symbol:	MVISW.

Warrant terms:	Exercisable beginning on the 1 year anniversary of issuance until the 5 year anniversary of issuance at an exercise price per share equal to $2.652.

Total shares offered:	10,750,000 shares.

Total shares offered assuming over-allotment option is exercised in full:	12,362,500 shares.

Total warrants offered:	10,750,000 warrants.

Total warrants offered assuming over-allotment option is exercised in full:	12,362,500 warrants.

CUSIP – Shares	594960106

CUSIP – Warrants	594960155

Price per share:	$2.21

Price per accompanying warrant:	$0.125

Aggregate gross proceeds*:	$25,101,250

Aggregate gross proceeds assuming over-allotment option is exercised in full*:	$28,866,437.50

Underwriter:	MDB Capital Group, LLC

Underwriting discount:	6.25%

Underwriter’s warrant to acquire shares:	Exercisable for 537,500 shares beginning on the 1 year anniversary of issuance until the 5 year anniversary of issuance at an exercise price per share equal to $2.7625.

Underwriter’s warrant to acquire warrants:	Exercisable for 537,500 warrants that are identical to the warrants sold in this offering beginning on the 1 year anniversary of issuance until the 5 year anniversary of issuance at an exercise price per warrant equal to $0.15625.

The offer and sale of the securities to which this final term sheet relates have been registered by Microvision, Inc. by means of a registration statement on Form S-3 (File No. 333-128019). Copies of the final prospectus relating to the offering may be obtained from MDB Capital Group, LLC, 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401.

* Prior to offering expenses and underwriter fees. Assumes all shares and warrants offered are sold.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-847-5901.

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